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                                                                  Exhibit (a)(7)


FOR IMMEDIATE RELEASE                       CONTACT:  Jim Bauer
                                                      Investor Relations
                                                      (678) 473-2647
                                                      jim.bauer@arrisi.com


                          ARRIS EXCHANGE OFFER EXPIRES

DULUTH, GA. MAY 13, 2002 ARRIS (NASDAQ:ARRS), a global telecommunications leader, today announced that its previously announced exchange offer for its 4 1/2% Convertible Subordinated Notes due 2003 expired on May 10, 2002. Approximately $5.65 million in Notes were tendered and accepted for exchange.

 "At the outset, we had expected that more Notes would be tendered in response to the exchange offer," said Larry Margolis, ARRIS CFO and Executive Vice President. "However, we were unwilling to increase the exchange ratio to a level above what we thought was fair to both Note holders and ARRIS, and, as a result, we have allowed the offer to expire. During the exchange offer the market for our common stock moved away from the price implicit in the exchange ratio, and, as a result, fewer Notes were exchanged than the $70 million that we were willing to accept. We will be reassessing the remaining Notes in light of market and business conditions as the year unfolds" concluded Margolis.

As previously announced, in early April 2002 ARRIS completed private exchanges for common stock for $9.75 million in Notes. Combined with the Notes tendered as a result of the April 12, 2002 Exchange Offer, the Company has retired $15.4 million of the $115 million of original principal of the Notes.

ARRIS provides broadband local access networks with innovative optical transport, high-speed data and telephony systems for the delivery of voice, video and data to the home and business. ARRIS complete solutions enhance the reliability and value of converged services from the network to the subscriber. Headquartered in Duluth, Georgia, USA, ARRIS has design, engineering, manufacturing, distribution, service and sales office locations throughout the world. Additional information about ARRIS products and services can be found at www.arrisi.com.
/CONTACT: Jim Bauer of ARRIS, +1-678-473-2647, or jim.bauer@arrisi.com /